UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
GTY Technology Holdings Inc.
(Name of Issuer)
Class A ordinary shares
(Title of Class of Securities)
G4182A102
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: G4182A102

1	NAME OF REPORTING PERSON William H. Miller III Living Trust (the "Trust") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,270,000
	6	SHARED VOTING POWER 2,572,150
	7	SOLE DISPOSITIVE POWER 2,270,000
	8	SHARED DISPOSITIVE POWER 2,572,150
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,842,150 (The Trust owns 2,270,000 Class A ordinary shares ("Ordinary Shares"). The Trust is also deemed to be the beneficial owner of 2,572,150 Ordinary Shares owned by clients of Miller Value Partners, LLC.)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.94%
12	TYPE OF REPORTING PERSON OO - The Trust is a living trust organized under the laws of the State of Florida

CUSIP No.: G4182A102
ITEM 1(a).	NAME OF ISSUER: GTY Technology Holdings Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1180 North Town Center Drive, Suite 100 Las Vegas, Nevada 89144
ITEM 2(a).	NAME OF PERSON FILING: William H. Miller III Living Trust (the "Trust")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: One South Street, Suite 2550 Baltimore, MD 21202
ITEM 2(c).	CITIZENSHIP: United States of America
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A ordinary shares
ITEM 2(e).	CUSIP NUMBER: G4182A102
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
4,842,150 (The Trust owns 2,270,000 Class A ordinary shares ("Ordinary Shares"). The Trust is also deemed to be the beneficial owner of 2,572,150 Ordinary Shares owned by clients of Miller Value Partners, LLC., which consists of 1,954,276 Ordinary Shares and 617,874 shares issuable upon the exercise of certain warrants and deemed outstanding for purposes of calculating beneficial ownership).
(b) Percent of class:
8.94%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
William H. Miller III Living Trust (the "Trust") - 2,270,000
(ii) shared power to vote or to direct the vote:
William H. Miller III Living Trust (the "Trust") - 2,572,150
(iii) sole power to dispose or direct the disposition of:
William H. Miller III Living Trust (the "Trust") - 2,270,000
(iv) shared power to dispose or to direct the disposition of:
William H. Miller III Living Trust (the "Trust") - 2,572,150
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: N/A
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: G4182A102
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 16 2021
William H. Miller III Living Trust (the "Trust")
By:
/s/Neil O'Callaghan
Name:
Neil O'Callaghan
Title:
Duly authorized under Power of Attorney effective as of January 30, 2019, by and on behalf of William H. Miller III Living Trust. This Power of Attorney is incorporated herein by reference to Exhibit B to the Schedule 13G filed by Miller Value Partners, LLC on February 11, 2019, accession number 0001085146-19-000481.

Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).